[redacted]

09057385

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response.......12.00	

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66813

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Jane Street Options, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 New York Plaza, 33rd Floor
(No. and Street)

New York	New York	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Granieri — (212) 651-6023
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name - *if individual, state last, first, middle name)*

750 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

SEC Mail
Mail Processing
Section
MAR 02 2009
Washington, DC
109

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Granieri, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm Jane Street Options, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Managing Director

Title

Notary Public

Kronemer Barry Jacob
Notary Public, State of NY
No. 02KR6089598
Qualified in New York County
Commission Exp. 5/1/2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eisner

Eisner LLP
Accountants and Advisors

JANE STREET OPTIONS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

JANE STREET OPTIONS, LLC

CONTENTS
December 31, 2008

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Jane Street Options, LLC

We have audited the accompanying statement of financial condition of Jane Street Options, LLC (the "Company") (a wholly owned subsidiary of JSOH, LLC) as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Jane Street Options, LLC as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
February 27, 2009

JANE STREET OPTIONS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS		
Cash	$	991,928
Due from brokers		33,281,217
Securities and options owned, at fair value		48,455,681
Due from affiliates		16,500
Total assets	$	82,745,326
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Securities and options sold, not yet purchased, at fair value	$	73,497,316
Due to affiliates		1,006,085
Due to Holding		702,175
Accrued expenses and other liabilities		72,534
Total liabilities		75,278,110
Member's equity		7,467,216
Total liabilities and member's equity	$	82,745,326

See Notes to Statement of Financial Condition

1. Nature of operations

Jane Street Options, LLC (the "Company"), a Delaware limited liability company, is a subsidiary of JSOH, LLC (the "Parent"). The Parent is a subsidiary of Jane Street Holding, LLC ("Holding"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a member of the Chicago Board of Options Exchange ("CBOE").

2. Summary of significant accounting policies

Basis of Presentation

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America which requires the use of estimates by management.

The Company records transactions in securities and the related revenue and expenses on a trade-date basis.

Cash

The Company at times maintains cash in deposit accounts in excess of Federal Deposit Insurance Corporation ("FDIC") limits. The Company has not experienced any losses on such accounts.

Securities and options owned and Securities and options sold, not yet purchased, at fair value

Securities owned and securities sold, not yet purchased, are valued at their market prices. Options owned and options sold, not yet purchased are valued at the average of the last bid and ask prices at December 31, 2008. All resulting gains and losses are reflected in Member's equity.

Income Taxes

The Company is a single member limited liability company and a disregarded entity for tax purposes; therefore no tax provision has been made in the accompanying financial statement.

FAS 157

In September 2006, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. SFAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS No. 157, fair value measurements are disclosed by level within that hierarchy. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

2. Summary of significant accounting policies (continued)

Level 1: Inputs are quoted prices in active markets for identical assets or liabilities the Company has the ability to access.

Level 2: Inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly.

Level 3: Includes unobservable inputs for the asset or liability and relies on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.

New Pronouncements

In June 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No.109.* FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes.* FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. If there are changes in net assets as a result of application of FIN 48 these will be accounted for as an adjustment to the opening balance of retained earnings. Additional disclosures about the amounts of such liabilities will also be required. In December 2008, the FASB delayed the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company will be required to adopt FIN 48 in its 2009 annual financial statement. Management has not assessed the impact of FIN 48 on its financial position and has not determined if the adoption of FIN 48 will have a material effect on this financial statement.

3. Fair value of financial instruments

The Company adopted SFAS No. 157, "Fair Value Measurements," on January 1, 2008. The adoption of SFAS No. 157 did not have a material effect on the Company's financial statement.

	Fair Value	Fair Value Hierarchy
Assets		
Securities and options owned	$ 48,455,681	Level 1
Liabilities		
Securities and options sold, not yet purchased	$ 73,497,316	Level 1

4. Due from brokers and concentration of credit risk

The clearing and depository operations for the Company's transactions are provided by two brokers. For financial reporting purposes, amounts Due from brokers have been offset against amounts due to the same broker for Securities and options sold, not yet purchased, and other items.

At December 31, 2008, substantially all of the Securities and options owned and Securities and options sold, not yet purchased, and the amounts Due from brokers reflected in the Statement of Financial Condition are security and option positions with and amounts due primarily from one broker. Subject to the clearing agreements between the Company and the clearing brokers, the clearing brokers have the right to sell or repledge collateral at the clearing brokers. Additionally, investments in Securities and options owned and Securities and options sold, not yet purchased, are subject to margin requirements.

In the course of its normal trading activities, the Company is a party to financial instruments that involve, to indeterminable degrees, market risk in excess of that presented in the Statement of Financial Condition (see Note 8).

5. Related party transactions

Holding, Jane Street Capital, LLC, Jane Street Trading, LLC and Jane Street Global Trading, LLC, all affiliates of the Company, provide administrative services and office space, and pay certain operating expenses on behalf of the Company. The Company paid back certain amounts that it owed to Holding during the year. At December 31, 2008, the amount still Due to Holding and Due to affiliates amounted to $1,708,260. Additionally, the Company pays certain operating and administrative expenses on behalf of its affiliates, and these are reflected in Due from affiliates.

6. Regulatory requirements

The Company is a market-maker operating under the exemptive provisions of rule 15c3-1 (b) of the Securities and Exchange Commission, which exempts the Company from the Uniform Net Capital Rule. As a member of the CBOE, the Company is required to meet certain liquidity requirements based on the market prices and number of securities in which the Company acts as a market-maker. At December 31, 2008, the Company had Member's equity of $7,467,216 which exceeded the liquidity requirement by $7,333,196.

7. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemption provision under subparagraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for Exclusive Benefit of Customers".

8. Derivative financial instruments

The Company's activities include the purchase and sale of derivative financial instruments in the form of options and futures. These securities are used for trading purposes and for managing risks associated with the portfolio of securities. Management believes that any risk is significantly minimized through its hedging strategies. All positions are reported in the accompanying Statement of Financial Condition at fair value.

9. Subsequent Events

Subsequent to December 31, 2008, the Member contributed $9,200,000 and withdrew $14,150,000 of capital.